BAKER & MCKENZIE


June 24, 2005
VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0404
Washington, D.C. 20549-0404
Attention: Ms. Jill S. Davis

RE:	         Gold Reserve Inc.
		Form 20-F, Filed April 1, 2005
		File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), we are writing in response to the comments contained in the Staff's letter to Mr. Robert A. McGuinness, Vice President n Finance & Chief Financial Officer, dated June 14, 2005, regarding the Company's Form 20-F filed April 1, 2005 (the "Letter"). The Company's previous responses were set forth in letters filed with the Securities and Exchange Commission (the "Commission") on April 20, 2005 and April 27, 2005. This letter only directly addresses comments 1 and 7 in the Letter and, due to their length and the brevity of this response, they are not reproduced below.

Pursuant to our various conversations with Ms. Jill Davis, this letter is to formally advise the Commission within the requested 10 day time frame that, in response to comment 7 in the Letter, the Company furnished Mr. Roger Baer (as supplemental information) the requested items on three CDs pursuant to a letter from Jim Geyer, Senior Vice President, dated June 20, 2005, a copy of which we attach hereto. The Company made contact with Mr. Baer this morning to discuss such materials as his review and discussions with the Company are a pre-requisite to the Company preparing a formal response to the other comments in the Letter. Mr. Baer informed Mr. McGuinness that his review of the Company's supplemental information was in process. Once Mr. Baer is able to discuss his findings with Ms. Davis and relay them to the Company, the Company would expect to be in a position to respond to the remainder of comments shortly thereafter and file a Form 20-F/A once the Staff has cleared such comments or any final questions.

In the interim, in partial response to comment 1 in the Letter, the Company is preparing for Ms. Davis the supplemental information she requested yesterday on historic exploration and development costs and the capitalization or expensing thereof and will provide that separately in due course to the Commission.

I would appreciate it if you would please call me at (713) 427-5018 if you have any questions or concerns with respect to this response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan B. Newton

Jonathan B. Newton

cc: Mr. Robert A. McGuinness



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